FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of August, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

MAX RESOURCE CORP. (An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management) (Expressed In Canadian Dollars)

		June 30,	December 31,
		2008	2007

ASSETS

CURRENT
Cash and cash equivalents		$7,004,529	$7,661,128
Receivables and prepaids		429,738	208,046
Taxes recoverable		7,836	17,139
		7,442,103	7,886,313

RECLAMATION BONDS (Note 3)		36,490	28,444
MINERAL PROPERTIES (Note 3)		3,388,680	2,886,325

		$10,867,273	$10,801,082

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$333,450	$34,442

		333,450	34,442

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 5)
Authorized:	Unlimited number of voting common shares without par value
	Unlimited number of preferred shares without par value
Issued and outstanding:	21,549,230 common shares	12,966,918	13,230,666
SHARE PURCHASE WARRANTS (Note 5)		288,562	288,562
CONTRIBUTED SURPLUS (Note 5)		958,576	855,264
DEFICIT		(3,680,233)	(3,607,852)

		10,533,823	10,766,640

		$10,867,273	$10,801,082

NATURE OF OPERATIONS (Note 1)

SUBSEQUENT EVENT (Note 9)

APPROVED BY THE DIRECTORS:

“PAUL JOHN”	“STUART ROGERS”
Paul John – Director	Stuart Rogers – Director

The accompanying notes are an integral part of these interim consolidated financial statements

MAX RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (Unaudited - Prepared by Management)
(Expressed In Canadian Dollars)
	For the three months ended June 30, 2008	For the three months ended June 30, 2007	For the six months ended June 30, 2008	For the six months ended June 30, 2007

EXPENSES
Amortization	$ -	$ 24	$ -	$ 48
Consulting	15,826	6,966	32,886	23,592
Consulting – stock based compensation (Note 5)	49,804	23,645	103,312	23,645
Management fees (Note 4)	30,000	15,000	60,000	30,000
Office and general	3,248	1,770	9,265	6,019
Professional fees	23,417	13,304	32,570	20,990
Transfer agent, filing fees and shareholder relations	123,098	60,201	237,585	116,361
Travel and related costs	14,360	3,278	23,015	11,120

Loss before other item and income taxes	(259,753)	(124,188)	(498,633)	(231,775)

Interest income	83,491	41,348	162,504	48,086

Loss before income taxes	(176,262)	(82,840)	(336,129)	(183,689)

Future income tax recovery	-	-	263,748	-

Loss and comprehensive loss for the period	(176,262)	(82,840)	(72,381)	(183,689)

Deficit, beginning of period	(3,503,971)	(2,615,147)	(3,607,852)	(2,514,298)

Deficit, end of period	$ (3,680,233)	$(2,697,987)	$ (3,680,233)	$ (2,697,987)

Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	21,549,230	15,986,860	21,549,230	16,020,772

The accompanying notes are an integral part of these interim consolidated financial statements

MAX RESOURCE CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited -- Prepared by Management)

(Expressed In Canadian Dollars)

	For the three months ended June 30, 2008	For the three months ended June 30, 2007	For the six months ended June 30, 2008	For the six months ended June 30, 2007

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (176,262)	$ (82,840)	$ (72,381)	$ (183,689)
Items not affecting cash:
Amortization	-	24	-	48
Renunciation of flow through shares	-	-	(263,748)	-
Stock-based compensation	49,804	23,645	103,312	23,645

Changes in non-cash working capital items:
(Increase) decrease in receivables and prepaids	(112,445)	(39,179)	(221,692)	(47,056)
(Increase) in taxes recoverable	(2,756)	(43,609)	9,303	(53,021)
Increase in accounts payable and accrued liabilities	300,992	51,058	299,008	25,011

Net cash provided (used) in operating activities	59,333	(90,901)	(146,198)	(235,061)

CASH FLOWS FROM INVESTING ACTIVITIES
Reclamation bond	-	-	(8,046)	(18,888)
Mineral properties and exploration costs	(364,737)	(333,001)	(502,355)	(353,277)

Net cash used in investing activities	(364,737)	(333,001)	(510,401)	(372,165)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net	-	8,444,781	-	8,625,581

Net cash provided by financing activities	-	8,444,781	-	8,625,581

Change in cash during the period	(305,404)	8,020,879	(656,599)	8,018,355

Cash, beginning of period	7,309,933	877,677	7,661,128	880,201

Cash, end of period	$ 7,004,529	$ 8,898,556	$ 7,004,529	$ 8,898,556

SUPPLEMENTARY CASH FLOW DISCLOSURE:  (Note 7)

The accompanying notes are an integral part of these interim consolidated financial statements

MAX RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008

(Unaudited – Prepared by Management)

(Expressed In Canadian Dollars)

NOTE 1.

NATURE OF OPERATIONS

The Company was incorporated under the Business Corporations Act (Alberta) on April 25, 1994 as Proven Capital Corp.  By Articles of Amendment dated January 10, 1995, the Company’s name was changed to Cedar Capital Corp. and then to Vancan Capital Corp. on February 12, 2002 concurrent with the consolidation of outstanding common share capital on a four for one basis. The Company’s name was changed to Max Resource Corp. on May 14, 2004.  The Company is in the business of mineral property exploration and development.  The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future production or proceeds from the disposition thereof..  To date, the Company has not generated any revenues from operations and will require additional funds to meet its obligations and the costs of its operations.  As a result, further losses are anticipated prior to the generation of any profits.

The Company's future capital requirements will depend on many factors, including costs of exploration of the properties, cash flow from operations, and competition and global market conditions. The Company's anticipated recurring operating losses and growing working capital needs will require that it obtain additional capital to operate its business.   The Company has sufficient funds on hand to cover anticipated operating expenses for the next year.

The Company will depend almost exclusively on outside capital to complete the exploration and development of its mineral properties. Such outside capital will include the sale of additional stock.  There can be no assurance that capital will be available as necessary to meet these continuing exploration and development costs or, if the capital is available, that it will be on terms acceptable to the Company.  The issuances of additional stock by the Company may result in a significant dilution in the equity interests of its current stockholders.  Obtaining commercial loans, assuming those loans would be available, will increase the Company's liabilities and future cash commitments. If the Company is unable to obtain financing in the amounts and on terms deemed acceptable, its business and future success may be adversely affected.

Given the Company's limited operating history, lack of sales, and its operating losses, there can be no assurance that it will be able to achieve or maintain profitability.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada for interim financial statements.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Max Resource, Inc., a Nevada company, which was incorporated on August 24, 2005.  All significant inter-company balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from these estimates.  Significant areas requiring the use of management estimates relate to the recoverability of mineral property interests, the determination of future income taxes and the determination of fair value for stock based transactions.  Where estimates have been used financial results as determined by actual events could differ from those estimates.

NOTE 2

.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid Canadian dollar denominated guaranteed investment certificates with original terms to maturity of not more than ninety days which are readily convertible to contracted amounts of cash.   Cash equivalents are classified as held-for-trading and are recorded at fair value with realized and unrealized gains and losses reported in net income (loss).  At June 30, 2008, the Company had cash equivalents comprised of guaranteed investment certificates issued by major financial institutions in the aggregate amount of $6,945,000 (2007 - $8,500,000) and bearing interest at rates varying from 2.55% to 4.8% per annum.

Mineral Properties

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect actual, present, or future values.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the period in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.  Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the mine using the units of production method.

Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at 20% per annum.

Loss per Share

The Company is using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments.  The treasury stock method assumes that proceeds received from in-the-money stock options are used to repurchase common shares at the prevailing market rate.

Basic loss per share figures have been calculated using the weighted average number of shares outstanding during the respective periods.  Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the share purchase warrants and stock options have been excluded as they are anti-dilutive.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-based Compensation

The Company has granted stock options to directors and employees as described in Note 5.  The Company adopted the accounting standards of the Canadian Institute of Chartered Accountants (“CICA”) regarding stock-based compensation and other stock-based payments.  The standard requires that all stock-based awards be measured and recognized using a fair value based method.  Fair values are determined using the Black-Scholes option pricing model.  Any consideration paid by employees on the exercise of the options is credited to share capital.

Financial Instruments

The Canadian Institute of Chartered Accountants issued the following standards effective for the fiscal years beginning on or after October 1, 2006: Accounting Standards Section 1530 "Comprehensive Income", Accounting Standards Section 3855 "Financial Instruments –Recognition and Measurement" Accounting Standard Section 3861 "Financial Instruments – Presentation and Disclosure" and Accounting Standards Section 3865 –"Hedges". These sections require certain financial instruments and hedge transactions to be recorded at fair value. The standards also introduce the concept of comprehensive income and accumulated other comprehensive income.

The Company adopted these standards effective January 1, 2007 on a prospective basis without retroactive restatement of prior periods. Under the new standard, financial instruments designated as "held for trading" and "available for sale" will be carried at their fair value while financial instruments designated as "loans and receivables", "financial liabilities" and those classified as "held to maturity" will be carried at their amortized cost. All derivatives will be carried on the consolidated balance sheet at their fair value. Mark-to-market adjustments on these instruments will be included in net income. Transaction costs incurred to acquire financial instruments will be included in the underlying balance.  The adoption of these new standards did not have a material impact on the Company’s financial statements.

Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.  Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations; however it is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

The Company is not exposed to significant credit concentration or interest rate risk.

Translation of Foreign Currency

Balances denominated in foreign currencies are translated into Canadian dollar equivalents as follows:

i.

Monetary assets and liabilities at period end rates;

ii.

All other assets and liabilities at historical rates;

iii.

Revenue and expense transactions at the average rate of exchange prevailing during the period.

The Company's subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in loss for the period.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Asset Retirement Obligations

The Company has adopted the CICA Handbook section 3110, Asset Retirement Obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment.  Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time.  Management is of the opinion that the Company does not have any asset retirement obligations at this time.

Mineral property related retirement obligations are capitalized as part of deferred exploration and development costs.

Impairment of Long-lived Assets

The Company follows the recommendations of the CICA Handbook section 3063, “Impairment of Long-Lived Assets”. Section 3063 establishes standards for recognizing, measuring and disclosing impairment of long-lived assets held for use. The Company conducts its impairment test on long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized when the carrying amount of an asset to be held and used exceeds the undiscounted future net cash flows expected from its use and disposal. If there is impairment, the impairment amount is measured as the amount by which the carrying amount of the asset exceeds its fair value, calculated using discounted cash flows when quoted market prices are not available.

Flow-through Shares

The resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian tax legislation. Under the recommendations of the Emerging Issues Committee (EIC 146), future income tax liabilities resulting from the renunciation of qualified mineral expenditures by the Company is recorded as a reduction in share capital. Any corresponding realization of future income tax benefits resulting from the utilization of prior year losses available to the Company not previously recorded, as the Company did not meet the criteria for recognition, will be reflected as part of the Company’s operating results as a recovery of future income taxes in the same period of filing the renunciations with the Canada Revenue Agency.

Adoption of New Accounting Standards and Accounting Pronouncements

Effective January 1, 2008, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

(i)

Financial Instrument Disclosures and Presentation

CICA Handbook Sections 3862 “Financial Instruments – Disclosures” and Section 3863“Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new standards carry forward the presentation requirements for financial instruments and enhance the disclosure requirements by placing increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(ii)

 Capital Disclosures

CICA Handbook Section 1535 requires the company to disclose (a) its objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance.

(iv)

 Going Concern

CICA Handbook Section 1400 - General Standards of Financial Statements.  The new standard requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

NOTE 2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

New Accounting Pronouncements Effective in Future Periods

CICA Handbook Section 3064 - Goodwill and other intangibles assets. This new section replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect the adoption of this new standard to have a material impact on the financial statements of the Company or its business.  The Company will adopt the new standards for its fiscal year beginning January 1, 2009.

In 2006, the Accounting Standards Board (“AcSB”)  published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transitional date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

NOTE 3.

MINERAL PROPERTIES

	Balance December 31, 2006	Additions	Write-down	Balance December 31, 2007	Additions	Write-down	Balance June 30, 2008
Acquisition costs:
Target Claims, NWT	$ 91,000	$ -	$ (90,999)	$ 1	$ -	$ -	$ 1
Gold Hill, Alaska	382,897	-	-	382,897	50,047	-	432,944
MacInnis Lake, NWT	110,000	-	-	110,000	-	-	110,000
C de Baca, NM	82,547	24,435	-	106,982	28,064	-	135,046
Diamond Peak, NV	41,462	1,725	-	43,187	-	-	43,187
Nustar Claims, AZ	-	440,453	-	440,453	-	-	440,453
Ravin, NV	-	65,677	-	65,677	-	-	65,677
East Manhattan, NV	-	38,073	-	38,073	22,354	-	60,427
Howell, BC	-	-	-	-	10,000	-	10,000
Indata, BC	-	-	-	-	10,000	-	10,000

	707,906	570,363	(90,999)	1,187,270	120,465	-	1,307,735

Exploration costs:
Target Claims, NWT	57,098	-	(57,098)	-	-	-	-
Gold Hill, Alaska	346,631	747,221	-	1,093,852	337,091	-	1,430,943
MacInnis Lake, NWT	243,515	130,792	-	374,307	-	-	374,307
C de Baca, NM	16,547	200,688	-	217,235	18,361	-	235,596
Nustar Claims, AZ	-	1,963	-	1,963	2,133	-	4,096
Ravin, NV	-	11,698	-	11,698	15,845	-	27,543
East Manhattan, NV	-	-	-	-	4,268	-	4,268
Howell, BC	-	-	-	-	4,192	-	4,192

	663,791	1,092,362	(57,098)	1,699,055	381,890	-	2,080,945

	$ 1,371,697	$ 1,662,725	$ (148,097)	$ 2,886,325	$ 502,355	$ -	$ 3,388,680

NOTE 3.

MINERAL PROPERTIES (continued):

Target Claims, Northwest Territories, Canada

Effective January 15, 2003, the Company entered into an agreement to acquire a 50% interest in a mineral claim located east of Hottah Lake in the Northwest Territories of Northern Canada (the “Target 2 Claim”).  During 2003, the Company acquired its interest in the Claim by making cash payments totaling $15,000, issuing 200,000 common shares at a price of $0.20 per share and agreeing to incurring a minimum of $50,000 in exploration expenditures on the Claim, which were required to be made on or before December 31, 2004.

By agreement dated April 16, 2003, the Company obtained the right to acquire a 50% interest in a mineral claim comprising 1,781.9 acres located in the Longtom Lake area of the Northwest Territories (the “Target 1 Claim”). To earn its interest during 2003, the Company paid $15,000 and issued 200,000 common shares at a price of $0.38 per share.

During the year ended December 31, 2005 the Company elected to write-off the Target 2 Claim as it did not intend to do any further work on that property.  This resulted in the write-down of $55,000 in acquisition costs and $2,000 in deferred exploration costs.  During the year ended December 31, 2007, the Company recorded an impairment charge of $148,097 on the Target 1 Claim as the Company has not done any work on the property since 2004 and has no immediate plans to do so.

Gold Hill Property, Alaska

During 2004 the Company entered into an option agreement to acquire an interest in the Gold Hill claims near Cantwell, Alaska.  Under the terms of the option agreement, the Company paid $45,173 (US$33,200) in acquisition costs and a further $18,518 (US$15,000) in advance royalties and issued 100,000 common shares valued at $47,000 and 100,000 warrants valued at $19,724 exercisable at $0.47 per share for a two year period.  In order to maintain the Option, the Company issued an additional 200,000 common shares effective December 31, 2004 at a value of $74,000 and a further 200,000 common shares during the year ended December 31, 2005 at a value of $120,000.

The Company assumed all of the optionor’s obligations under their lease with GCO Minerals Corp. (“GCO”) which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds):

Year               Work Commitment                      Advance Royalty

2004               $100,000 (incurred)                   $    5,000 (paid)

2005                 150,000 (incurred)                       15,000 (paid)

2006                 deferred to 2007

                      25,000 (paid)

2007                 250,000 (incurred)                        25,000 (paid)

2008                 250,000 (incurred)                        50,000 (paid)

2009                 500,000                                          75,000

2010                 500,000                                        100,000

2011

           500,000                                        100,000

Upon exercise of the option, the Company can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO that would allow GCO to buy back up to a 30% interest in the Gold Hill claims by paying the Company the lesser of US$5,000,000 or 300% of all costs incurred to completion of a Feasibility Report.  The NSR royalty will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, the Company will pay to the optionor an additional 1% NSR royalty.

During the six month period ended June 30, 2008, the Company incurred the following exploration costs on the Gold Hill Property:

Amount
Consulting	$ 17,261
Drilling and assays	260,269
Field expenses	57,844
Travel	1,717
$ 337,091

NOTE 3.

MINERAL PROPERTIES (continued):

MacInnis Lake, Northwest Territories, Canada

The Company entered into an option agreement dated April 1, 2005, as amended April 11, 2006, with Alberta Star Development Corp. (“Alberta Star”) whereby the Company can earn an interest in the MacInnis Lake Uranium Project in the Northwest Territories.  The terms of the option agreement call for payments as follows:

(i)

cash payments totalling $30,000 (paid);

(ii)

the issuance to Alberta Star of 200,000 common shares of the Company upon TSX Venture Exchange (“TSX-V”) acceptance for filing (issued) and

(iii)

work commitments totalling $2,000,000 over a five year period ($750,000 on or before October 1, 2008; $250,000 on or before April 1, 2009; $750,000 on or before October 1, 2009 and $250,000 on or before April 1, 2010).

The terms of the option agreement call for the Company to earn a 25% interest in the MacInnis Lake Project upon making the payments in (i) and (ii) above together with the first $1,000,000 in work commitments.  The Company may earn a further 25% interest when it completes the $2,000,000 in work commitments.  The MacInnis Lake property is subject to a 2% NSR royalty.  Upon full exercise of the option, the parties agree to enter into a joint venture agreement.  Alberta Star will act as operator on the MacInnis Lake project for the term of the option agreement.

The Company did not incur any exploration expenses on the MacInnis Lake project during the six month period ended June 30, 2008.

C de Baca, New Mexico, United States

On September 22, 2005 the Company announced that it had entered into an agreement to acquire a total of 108 claims (the “Dat Claims”) in Socorro County, New Mexico, pursuant to an agreement with Applied Geologic Services, Inc. of Denver, Colorado.  Consideration for the acquisition of the Claims is US$10,000 cash payment on acceptance for filing by the TSX-V (paid), with annual payments of US$10,000 until production.  After production, a royalty of 2% of gross revenues is payable until such time as a total of US$500,000 (including the initial cash payment and annual payments) has been paid.

As at June 30, 2008, the Company had incurred total acquisition costs of $135,046 with respect to the Dat Claims.  This amount is comprised of staking fees of $63,299, filing fees of $37,119 and the purchase price of $34,628 (US$30,000).

During the six month period ended June 30, 2008, the Company incurred the following exploration costs on the C de Baca project:

Amount
Consulting	$ 16,360
Licenses, permits and lease payments	2,001
$ 18,361

Diamond Peak, Nevada, United States

On May 9, 2006, the Company entered into an Option Agreement to acquire a 100% interest in the FMC claims in Eureka County, Nevada, the “Diamond Peak Property”, from The Wendt Family Trust of Reno, Nevada.  The Wendt Family Trust is controlled by Clancy J. Wendt, the Vice President of Exploration for the Company.  The terms of the Option Agreement call for the issuance to the Wendt Family Trust of 100,000 escrowed shares (issued) of the Company valued at $40,000 and the following rental payments:

Date

Payment Amount

Upon execution of the Agreement

$ 25,000 (U.S.) (paid)

May 9, 2007

$ 35,000 (U.S.) (paid)

May 9, 2008

$ 45,000 (U.S.) (pending completion of Kokanee’s public listing,)

Each anniversary thereafter for 10 years

$ 50,000 (U.S.)

NOTE 3.

MINERAL PROPERTIES (continued):

Diamond Peak, Nevada, United States (continued)

The Company may purchase the property for US$300,000.   If the option to purchase the property is exercised during the term of the rental payments, no further property rental payments will be due.  The Diamond Peak property will be subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the property.

On May 15, 2006, the Company entered into a mineral property Option Agreement with Kokanee Placer Ltd. (“Kokanee”), a British Columbia company, whereby it granted Kokanee the right to acquire up to a 51% interest in the Diamond Peak Property in consideration of a cash payment of US$25,000 (paid) and the issuance of 100,000 common shares of Kokanee to the Company upon completion of Kokanee’s public listing (uncompleted as at December 31, 2007).  In addition, the following annual payments and share issuances are due from Kokanee to the Company:

By May 15, 2007:

(a)

Issue 200,000 shares of Kokanee to the Company (pending completion of Kokanee’s public listing); and pay US$35,000 to the Company (received)

By May 15, 2008:

(a)

Issue 300,000 shares of Kokanee to the Company (pending completion of Kokanee’s public listing); and

(b)

Either pay US$45,000 to the Company or issue the greater of either 300,000 common shares of Kokanee or that number of shares of Kokanee which are valued at US$45,000 (pending completion of Kokanee’s public listing).

By May 15, 2009, either pay US$100,000 to the Company or issue to the Company either 600,000 common shares or that number of shares of Kokanee which are valued at US$100,000, whichever is greater.

On commencement of commercial production, issue 1,000,000 shares of Kokanee to the Company.

The option granted to Kokanee is for a term of three years from the date of the agreement, subject to the following annual mineral exploration commitments:

i)

$100,000 to be spent by Kokanee in the first year of the agreement (incurred);

ii)

$300,000 in the second year, and

iii)

$600,000 in the third year.

The Company did not incur any exploration expenses on the Diamond Peak project during the six month period ended June 30, 2008.

Nustar Claims, Arizona, United States

On April 4, 2007 the Company entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

Under the terms of the agreement, the Company acquired a 100% interest in the claims by making a cash payment of $142,126 (US$128,100) (paid) and issuing 200,000 shares of common stock (issued) with a fair value of $1.21 per share or $242,000, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the claims.   For each breccia pipe identified on the claims that goes into commercial production, the Company shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment of US$1,000,000.  The Company has also paid filing fees of $56,327, which have been capitalized as acquisition costs.

During the six month period ended June 30, 2008, the Company incurred $2,133 for consulting fees on the claims.

NOTE 3.

MINERAL PROPERTIES (continued):

Ravin Claims, Nevada, United States

On September 10, 2007 the Company entered into an Option Agreement with Energex, a Nevada corporation, for the acquisition of a 100% interest in the Ravin molybdenum/tungsten property, 162 mineral claims located in Lander County, Nevada.  Energex is wholly-owned by Clancy J. Wendt, the Vice President of Exploration for the Company.

The terms of the Option Agreement with Energex call for the payment of $4,996 (US$5,000) on execution of the agreement (paid), US$25,000 by September 10, 2008, US$35,000 by September 10, 2009 and US$50,000 on each anniversary thereafter.  The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.  In addition, the Company has paid filing fees of $60,681, which have been included in acquisition costs.

During the six month period ended June 30, 2008, the Company incurred $12,243 for consulting fees, $367 for field expenses and $3,235 for licenses and permits on the Ravin claims.

East Manhattan, Nevada, United States

On December 4, 2007 the Company entered into an Option Agreement with MSM LLC (“MSM”), a Nevada corporation, for the acquisition of a 100 % interest in the East Manhattan Wash mineral claims located in Nye County, Nevada.

The terms of the Option Agreement with MSM call for the payment of US$28,000 on execution of the agreement (paid), US$20,000 by December 4, 2008, US$25,000 by December 4, 2009, US$40,000 by December 4, 2010, US$50,000 by December 4, 2011 and US$100,000 by December 12, 2012.  The East Manhattan Property is subject to a 3% NSR royalty.  Upon full exercise of the option, the Company will own 100% of the project.

During the six month period ended June 30, 2008, the Company incurred $3,055 for consulting fees and $1,213 for field expenses on the East Manhattan project.

Howell, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield Resources Ltd. (“Eastfield”), whereby the Company may acquire a 60 % interest in the Howell Gold Project in Southeast British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling (issued subsequent to the period), $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, $35,000 by June 1, 2010 and $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,250,000 of exploration expenditures within the following timeframe; $350,000 of exploration expenditures on the property by June 1, 2009, a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

During the six month period ended June 30, 2008, the Company incurred $2,912 for consulting fees and $1,280 for field expenses on the Howell gold project.

Indata, British Columbia, Canada

On June 9, 2008, the Company entered into an Option Agreement with Eastfield for the acquisition of a 60 % interest in the Indata Gold and Copper Project in North Central British Columbia.

The terms of the Option Agreement with Eastfield call for the payment of $10,000 (paid) and the issuance of 50,000 common shares of the Company on commencement of drilling, $20,000 or the issuance of a further 50,000 common shares by June 1, 2009, $35,000 by June 1, 2010 and $55,000 and a further 200,000 common shares of the Company by June 1, 2011.  The Company has also agreed to incur $1,150,000 of exploration expenditures within the following timeframe; $250,000 of exploration expenditures on the property by June 1, 2009, a further $250,000 by June 1, 2010 and a further $650,000 by June 1, 2011.

The Company did not incur any exploration expenses on the Indata project during the six month period ended June 30, 2008.

NOTE 4.

RELATED PARTY TRANSACTIONS

During the six month period ended June 30, 2008, management fees of $60,000 (2007 - $30,000) were paid or accrued to a private company controlled by a director.  These transactions were measured at the exchange amount agreed to by the related parties.

NOTE 5.

SHARE CAPITAL

Authorized:

Unlimited number of voting common shares without par value

Unlimited number of preferred shares without par value

	Number of Shares	Share Capital	Contributed Surplus
Common Shares Issued:
Balance at December 31, 2006	11,363,742	4,337,082	389,517
Shares issued for mineral properties	200,000	242,000	-
Exercise of stock options	500,000	317,321	(104,641)
Exercise of warrants	826,918	471,171	-
Private placement	8,658,570	8,800,370	-
Share issue costs	-	(937,278)	-
Stock-based compensation	-	-	570,388

Balance at December 31, 2007	21,549,230	$ 13,230,666	$ 855,264
Renunciation of flow-through shares	-	(263,748)	-
Stock-based compensation	-	-	103,312

Balance at June 30, 2008	21,549,230	$ 12,966,918	$ 958,576

Private Placements

On May 24, 2007, the Company completed a brokered private placement of 5,000,000 units at a price of $1.00 per unit, and 500,000 flow-through units (the “FT Units”) at a price of $1.20 per FT Unit (the “Offering”).  Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each FT Unit consisted of one common share of the Company and one-half of a warrant.  Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.  The fair value of the warrants was estimated to be $560,000 (10%of the proceeds received from the private placement); this estimate has not been recorded as a separate component of shareholders’ equity.   The agents received a commission of 7% of the gross proceeds of the offering, of which half was paid in cash and the balance was settled by the issuance of 199,570 units at $1.00 per unit.  In addition, the agents received 495,000 compensation warrants, with each compensation warrant entitling the agents to purchase one common share of the Company at a price of $1.20 for a period of 18 months following the closing.   The broker’s warrants have been recorded as share issuance costs at a fair value of $205,875.

In addition, during May 2007, the Company also completed a non-brokered private placement of 209,000 flow-through units at a price of $1.20 per unit and 2,750,000 non-flow-through units at a price of $1.00 per unit for gross proceeds of $3,000,800. Each unit consists of one common share of the Company and one-half of a transferable common share purchase warrant.   Each flow-through unit consisted of one common share of the Company and one-half of a warrant. Each warrant will entitle the holder to purchase one additional common share of the Company at a price of $1.30 for an 18 month period following the closing.    The terms of the units in the non-brokered private placement are the same as the terms of the units in the brokered offering.   The fair value of the warrants was estimated to be $300,080 (10%of the proceeds received from the private placement); this estimate has not been recorded as a separate component of shareholders’ equity.  Finders’ fees of $56,700 in cash and 198,810 share purchase warrants exercisable at $1.20 for a period of 18 months from closing were paid with respect to a portion of this private placement.  The finders’ warrants have been recorded as share issuance costs at a fair value of $82,687

NOTE 5.

SHARE CAPITAL (continued):

Stock Options

On April 5, 2007, the Company granted stock options to a consultant entitling him to purchase 50,000 common shares at a price of $1.09 per share to April 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock-based compensation expense of $23,645 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.10% and an expected volatility of 76%.

On July 27, 2007, the Company granted stock options to a directors, officers and consultants entitling them to purchase 875,000 common shares at a price of $1.05 per share to July 27, 2010.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $447,752 being recorded, representing the fair value of the options.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 3 years, a risk-free interest rate of 4.61% and an expected volatility of 77%.  A further 200,000 options exercisable at $1.05 per share until July 27, 2009 were granted to consultants at this same time, with these options vesting over a one-year period..  The total fair value of $84,243 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.64% and an expected volatility of 77%.  The granting of these options resulted in a stock based compensation expense of $42,120 being recorded, representing the fair value of the options vested during the period.  The remainder of $42,123 will be expensed on vesting in 2008.

On August 30, 2007, the Company granted stock options to a consultant entitling him to purchase 225,000 common shares at a price of $0.81 per share to August 30, 2009.  .These options vest over a one-year period.   The total fair value of $69,810 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.21% and an expected volatility of 79%.  The granting of these options resulted in a stock based compensation expense of $23,268 being recorded, representing the fair value of the options vested during the period.   The remainder of $46,542 will be expensed on vesting in 2008.

On October 5, 2007, the Company granted stock options to consultants entitling them to purchase 75,000 common shares at a price of $0.85 per share to October 5, 2009.  These options vested immediately.  The granting of these options resulted in a stock based compensation expense of $28,603 being recorded, representing the fair value of the options vested during the period.  The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 4.36% and an expected volatility of 79%.

On December 4, 2007, the Company granted stock options to a consultant entitling him to purchase 200,000 common shares at a price of $0.80 per share to December 4, 2009.  These options vest over a one-year period.  The total fair value of $59,990 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.78% and an expected volatility of 82%.  The granting of these options resulted in a stock based compensation expense of $4,999 being recorded in 2007, representing the fair value of the options vested during the period.  The remainder of $54,991 will be expensed on vesting in 2008.

On April 2, 2008, the Company granted stock options to a consultant entitling them to purchase 200,000 common shares at a price of $0.41 per share to April 2, 2010.  These options vest over a one-year period.  The total fair value of $41,414 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 2.90% and an expected volatility of 90%.  The granting of these options resulted in a stock based compensation expense of $10,353 being recorded in the current period, representing the fair value of the options vested.  The remaining $31,061 will be expensed as the options vest.

NOTE 5.

SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	1,075,000	0.47	1.00 years
Options granted	1,625,000	0.98	-
Options exercised	(500,000)	0.43	-
Options cancelled and expired	(125,000)	0.40	-

Balance, December 31, 2007	2,150,000	$0.86	1.75 years
Options granted	200,000	0.41	-
Options cancelled and expired	(450,000)	0.76	-

Balance, June 30, 2008	1,900,000	$0.84	1.50 years

The following incentive stock options were outstanding and exercisable at June 30, 2008:

Number of options outstanding	Exercise Price	Expiry Date
300,000	$0.35	September 5,2008
50,000	$1.09	April 5, 2009
875,000	$1.05	July 27, 2010
200,000	$1.05	July 27, 2009
75,000	$0.85	October 5, 2009
200,000	$0.81	December 6, 2009
200,000	$0.41	April 2, 2010
1,900,000

Warrants

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Balance, December 31, 2006	1,075,000	0.82	0.97 years
Warrants issued	5,023,095	1.29	-
Warrants exercised	(826,918)	0.57	-
Warrants cancelled and expired	(10,640)	0.70	-

Balance, December 31, 2007	6,163,095	$1.23	0.79 years
Warrants issued	200,000	0.40	-
Warrants cancelled and expired	(1,140,000)	1.00	-

Balance, June 30, 2008	5,223,095	$1.25	0.46 years

NOTE 5.

SHARE CAPITAL (continued)

Warrants (continued)

In May 2007, the Company issued 693,810 warrants to the agents in connection with their participation in brokered and non-brokered private placements totalling 8,658,570 units.  The fair value of these agents’ warrants was estimated to be $288,562 and charged to share capital as a share issuance cost.   The total fair value was estimated using the Black-Scholes option pricing model assuming an expected life of 1.5 years, a risk-free interest rate of 4.56% and an expected volatility of 78%.

On June 16, 2008 the Company issued warrants to Gateway Securties Inc. entitling them to purchase 200,000 common shares at a price of $0.40 per share to June 16, 2010.  These warrants vest on a monthly basis over a one year period.  The total fair value of $40,718 was estimated using the Black-Scholes option pricing model assuming an expected life of 2 years, a risk-free interest rate of 3.40% and an expected volatility of 87%.  The issuance of these warrants resulted in a stock based compensation expense of $$3,393 being recorded in the current period, representing the fair value of the warrants vested.  The remaining $37,325 will be expensed in subsequent periods as the warrants vest.

The following warrants to acquire common shares were outstanding at June 30, 2008:

	Number Of Shares	Exercise Price	Expiry Date

Warrants	637,500	$1.30	November 14, 2008
	2,849,785	$1.30	November 24, 2008
	814,500	$1.30	November 28, 2008
	27,500	$1.30	December 4, 2008
	200,000	$0.40	June 16, 2010

Agents’ Warrants	67,500	$1.20	November 14, 2008
	495,000	$1.20	November 24, 2008
	131,310	$1.20	November 28, 2008

	5,223,095

NOTE 6.

CAPITAL MANAGEMENT

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital, contributed surplus, retained earnings and accumulated other comprehensive income. The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank-sponsored instruments.  This strategy is unchanged from 2007.

The Company is not subject to externally imposed capital restrictions.

NOTE 7.

SUPPLEMENTARY CASH FLOW DISCLOSURE

	Six months ended June 30, 2008	Six months ended June 30, 2007
Cash paid for: Interest	$-	$ -
Income taxes	$-	$ -

There were no significant non-cash transactions during the six month periods ended June 30, 2008 and 2007.

NOTE 8.

SEGMENTED INFORMATION

	Canada	United States	Consolidated
December 31, 2007
Segmented revenue	$222,290	$-	$222,290
Segmented loss	$(1,043,158)	$(50,396)	$(1,093,554)
Identifiable assets	$8,345,733	$2,455,349	$10,801,082
December 31, 2006
Segmented revenue	$19,458	$-	$19,458
Segmented loss	$(504,033)	$(218,125)	$(722,158)
Identifiable assets	$1,406,497	$870,083	$2,276,580
December 31, 2005
Segmented revenue	$1,804	$-	$1,804
Segmented loss	$(460,038)	$(4,943)	$(464,981)
Identifiable assets	$1,077,033	$818,560	$1,895,593

NOTE 9.

SUBSEQUENT EVENT

Subsequent to the period, a total of 200,000 options exercisable at $1.05 until July 27, 2009 expired unexercised.

On August 1, 2008 the Company agreed, subject to regulatory approval, to grant incentive stock options to directors and consultants on 1,150,000 common shares at an exercise price of $0.35 per share for a period of three years.  The Company has also, by agreement with the holders, cancelled 875,000 options granted in July 2007.   Following these transactions, the Company will have a total of 1,975,000 incentive stock options outstanding.

MAX RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended June 30, 2008

The following discussion and analysis should be read in conjunction with the consolidated Financial Statements and related notes for the three month period ended June 30, 2008.  All dollar amounts are stated in Canadian funds.  This discussion is based on information available as at August 25, 2008.

During the period under review, the Company began drilling on its Gold Hill molybdenum project in Alaska and made preparation for drilling that commenced in early July at its Ravin molybdenum/tungsten project in Nevada.  In addition, the Company identified and acquired interests in two gold properties in B.C., the Howell and Indata, that the Company plans to drill in the third quarter of 2008, with drilling commencing at Howell on July 21, 2008.

Gold Hill Molybdenum project, Alaska

During 2007 the Company completed a five hole diamond drill program to test molybdenum exploration targets at Gold Hill in Alaska.  The drill campaign was designed to test a broad Molybdenum/Copper/Gold geochemistry and geophysical magnetic anomaly covering a 700m by 800m area.  Prior drilling by the New Alaska Syndicate (Cities Services Minerals and Dome Mines Ltd.) at Gold Hill in the 1970’s never tested the significant magnetic anomaly that coincides with the mineralization or the surrounding sedimentary rocks.  Further, six of these drill holes had bottomed in mineralization and were never drilled to test the contact between the magnetic intrusive and the sedimentary host.  The deepest drill hole drilling by prior operators was one 500 foot angle drill hole drilled oblique to the strike of the sediments.

Highlights from the 2007 drill program included:

DH-07-01 - 250 feet of 0.080% MoS2

DH-07-03 - 1000 feet of 0.058% MoS2 (including 45 feet of 0.18% MoS2)

DH-07-04 - 250 feet of 0.0603% MoS2

DH-07-05 - 352 feet of 0.0706% MoS2

The Gold Hill property comprises 8,520 acres located approximately 212 miles north northeast of Anchorage and is accessible to within five miles of the property by the all-weather unpaved Denali Highway (State Highway 8).  The property is then easily accessed using hunting roads and trails.

The Gold Hill project was the subject of an Option Agreement with Zazu Exploration, Inc. (“Zazu”), a privately-held Texas corporation, which holds a Lease on the Gold Hill Claims from GCO Minerals Company.  The terms of the Option included a payment of US$25,000 and the issuance of 100,000 Shares and 100,000 Warrants exercisable at $0.47 per share for a two year period.  In order to exercise the Option, MAX issued an additional 200,000 shares in December, 2004 and a further 200,000 shares in December 31, 2005.

MAX has assumed all of Zazu’s obligations under the lease which include the following minimum work commitments and Advance Royalty Payments (in U.S. funds), as amended effective November 23, 2006:

Year               Annual Work Commitment      Cumulative Work Committment

Advance Royalty

2004               $100,000 (incurred)

$   100,000

$   5,000 (paid)

2005                 150,000 (incurred)

     150,000

   15,000 (paid)

2006                 deferred to 2007

     250,000

   25,000 (paid)

2007                 250,000 (incurred)

     500,000

   25,000 (paid)

2008                 250,000 (incurred)

     750,000

   50,000 (paid)

2009                 500,000

  1,250,000

   75,000

2010                 500,000

  1,750,000

 100,000

2011                 500,000

  2,250,000

 100,000

MAX can earn up to a 90% interest in the Gold Hill claims, subject to a net smelter return (“NSR”) and back-in rights to GCO Minerals.  The NSR will fluctuate from 1.5% to 4.0% depending on the price of gold.  In addition, MAX will pay to Zazu an additional NSR of 1%.

On August 29, 2007 MAX announced assays received from the top half of drill hole DH-07-1 on the Gold Hill Molybdenum Property in Alaska.  Assays for the top 540 feet returned 0.054% MoS2 and included a 250 foot intercept of 0.08% MoS2.  This hole was drilled to a depth of 965 feet, with the results form the remainder of the hole available in early October and returning 0.041% MoS2 over a core length of 425 feet.  Together with the previously reported intersection, Hole DH-07-01 assayed a total of 0.048% MoS2 over the entire core length of 965 feet. The best interval occurs as 250 feet of 0.080% MoS2 beginning at 260 feet down hole.  Further, Hole DH-07-01 ended in molybdenum mineralization grading 0.054% MoS2.

Anomalous and dispersed values in copper were also reported. Copper mineralization occurs in core as chalcopyrite. These intervals are located at various areas throughout the drill holes, as indicated in the following table of assay results from the 2007 drill program:

Drill Hole

Interval depth (feet)

Width (feet)

Mineralization

DH 07-01

Molybdenum Results

   0-965 feet

965 feet

0.048% MoS2 (0.029% Mo)

Including

540-965

425 feet

0.041% MoS2 (0.025% Mo)

   0-540

540 feet

0.054% MoS2 (0.033% Mo)

260-510

250 feet

0.080% MoS2 (0.048% Mo)

855-915

  60 feet

0.058% MoS2 (0.035% Mo)

Copper Results

0-250 feet

250 feet

0.0266 % Cu

Including

130-200

  70 feet

0.043% Cu

755-815

  60 feet

0.026% Cu

845-965

120 feet

0.028% Cu

DH 07-03

Molybdenum Results

  0-1000

1000 feet

0.058% MoS2 (0.035% Mo)

Including

    0-750

750 feet

0.0734% MoS2 (0.044% Mo)

Including

135-180

45 feet

0.18% MoS2 (0.107% Mo)

Including

445-485

40 feet

0.135% MoS2 (0.081% Mo)

Copper Results

     0-320

320 feet

0.0226 % Cu

500-1000

500 feet

0.045% Cu

Drill Hole DH-07-02 had moderately lower molybdenum values over the entire length of the drill hole but slightly better copper values, which is indicative of a typical zoning pattern usually found in a porphyry system.  The results for DH 07-02 are as follows:

Drill Hole

Interval depth (feet)

Width (feet)

Mineralization

DH 07-02

Molybdenum Results

 0-1000

1000 feet

0.030% MoS2 (0.0167%Mo)

Copper Results

0-430

430 feet

0.054% Cu

430-605

175 feet

0.0215% Cu

On November 19, 2007 MAX announced assays from the final two diamond drill holes on the Gold Hill Molybdenum Property in Alaska.  Drill hole DH-07-05 returned 0.0466% MoS2 over a core length of 822 feet, which included a higher grade intercept of 352 feet of .0706% MoS2.

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  The drill hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone. This hole was continued during drilling this season. Anomalous and dispersed values in copper were also reported. Drill Hole DH-07-04 was a vertical hole. This hole reports good molybdenum values over the entire core length of 1000 feet, which included a 250 foot interval of 0.0603% MoS2.  This hole also reported better copper values.  Again, this is a typical zoning pattern usually found in many porphyry style systems.

Drill Hole

Interval Depth (feet)

Width (feet)

Mineralization

DH-07-05

Molybdenum Results

  15-837

822 feet

0.0466% MoS2 (0.0279% Mo)

Includes

  15-465

450 feet

0.0284% MoS2 (0.0170% Mo)

485-837

352 feet

0.0706% MoS2 (0.0423% Mo)

560-630

  70 feet

0.0855% MoS2 (0.0512% Mo)

780-837

  57 feet

0.0912% MoS2 (0.0546% Mo)

DH 07-04

Molybdenum Results

    0-1000

1000 feet

0.0408% MoS2 (0.0244% Mo)

Including

450-700

250 feet

0.0603% MoS2 (0.0362% Mo)

Including

900-1000

100 feet

0.0533% MoS2 (0.0334% Mo)

Copper Results

0-1000

1000 feet

0.0416 % Cu

Including

0-200

  200 feet

0.0809% Cu

Mr. Clancy Wendt, P.Geo., VP Exploration for MAX states, “At Gold Hill, of five holes drilled in 2007, we had four holes carrying strong molybdenum mineralization over long widths and often ending in mineralization.  The results from Hole DH0-07-05, combined with those from Hole DH-07-03 (0.058% MoS2 over 1,000 feet) and DH-07-01, which intersected 0.048% MoS2 over the entire core length of 965 feet and ended in molybdenum mineralization, continue to indicate that a molybdenum porphyry system is present at Gold Hill."  Mineralization has also been found to the east of this anomaly in sediments. It opens up the potential for a skarn type system that is to be tested during the 2008 drill program.

On June 15th, 2008 commenced drilling at Gold Hill in Alaska.  This first drill hole of the 2008 program tested the zone to the east of drill hole DH-07-05 (352 feet of 0.0706% MoS2) and examine the continuation of the high grade mineralization encountered in drill hole DH-07-01 (250 feet of 0.080% MoS2) and under drill hole DH-07-03 (1000 feet of 0.058% MoS2, including 45 feet of 0.18% MoS2).

Drill hole DH-07-05 was an angled drill hole designed to test across the mineralization that was intersected in drill holes DH-07-02 and DH-07-03.  The hole did not cut the entire interval and mineralization was visibly increasing at the bottom of the drill hole as it neared the projection of the main zone.  This hole was continued this drill season.

Drilling is now completed at Gold Hill, with a total of 10 holes having been drilled totalling 7,664 feet.  Significant visible mineralization has been noted in the majority of these holes, however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays, which are pending.

The drilling conducted during the current program has expanded the known area of the mineralized system to the north and northeast. It has also drilled through overburden, showing that mineralization previously not seen at the surface exists under Gold Hill.  The mineralized system appears to continue to depth and to the north and northeast, with other areas identified this summer to the northwest and west.

QA / QC (Quality Control and Quality Assurance): Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist. It was logged for rock type, alteration, structure, and recorded with detailed descriptions. Core was split using a hydraulic core splitter and one-half was sent to the Alaska Assay Laboratories. The other half is kept at MAX’s core storage facility in Anchorage.  Drill holes were sampled at five foot sample intervals. Samples were delivered in sealed bags to the Alaska Assay Labs facility in Fairbanks, Alaska for sample preparation. Alaska Labs is using a 2 acid digestion and a 30 Element AES ICP Scan.

Sample Preparation quality control at Alaska Assay Labs includes strict chain of custody documentation, careful logging of samples documentation, careful cleaning of all equipment documentation, and careful monitoring of crush and grind particle size documentation, and careful protocol documentation following ISO9002/17025 guidelines.

Qualified Person: Max’s exploration program was supervised by Clancy J. Wendt, P.Geo., who is a qualified person as defined in National Instrument 43-101 for this disclosure.

During the three months ended June 30, 2008 the Company spent a total of $326,401 on exploration of the Gold Hill property.  This amount was comprised of $13,062 for geological consulting services, $253,778 for drilling and assays, $57,844 for field expenses and $1,717 for travel.

Ravin Molybdenum/ Tunsgten Property, Nevada

In September 2007 MAX entered into an Option Agreement to acquire a 100 % interest in the Ravin molybdenum/tungsten property in Lander County, Nevada (the “Ravin Property”) from Energex, LLC, a Nevada corporation wholly-owned by Clancy J. Wendt, the Vice President of Exploration for MAX.

The Ravin Property is a historic Freeport/Huston Oil and Minerals Metal property that was explored during the late 1970’s and early 1980’s. The property is comprised of 162 claims located 20 miles north of the town of Austin, Nevada, and approximately 50 miles west of General Moly, Inc.’s (AMEX & TSX: GMO) Mount Hope molybdenum mine, which is scheduled to begin production in late 2010.

Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

Historically, the property had been explored by Union Carbide, Houston Oil and Minerals and Freeport Exploration.  Union Carbide drilled three core holes with the deepest hole drilled to a depth of 500 feet.   Houston Oil subsequently acquired the property in 1978 and drilled six core holes in the Reward tungsten pit.  As part of a regional rock and soil geochemistry program, Houston Oil identified a coherent molybdenum soil anomaly.  They drilled two diamond drill holes and reported an intercept of 30 feet of 0.66% Mo in hole RW 7-A.

Freeport optioned the property in 1981 and drilled 17 rotary and core drill holes to test a molybdenum-copper-fluorine anomaly found within the Cambrian sedimentary units.  The anomalous zone showed strong structural control and is thought to be associated with the contact zone of the Cadro Pluton.  All but 4 drill holes encountered molybdenum mineralization and many contained significant mineralization.  Some of the historic drill holes exist in the form of reports and summaries of the drilling, exploration, drill logs and assays but none of the original assay sheets are available.  Highlights included hole RW 80-7, where Freeport reported an interval of 250 feet of 0.063% Mo beginning at a depth of 100 feet.

Strong surface molybdenum and tungsten mineralization occurs within Cambrian sediments which have been intruded by two separate Cretaceous granitic to quartz monzonite plutons.  The Raven Pluton is the largest and crops out over an area of about 2 square miles.  The smaller Cadro Pluton crops out over a ½ square mile area in the northwest part of the project.  The Cadro Pluton appears to be responsible for a majority of the hydrothermal alteration and molybdenum mineralization seen on the project.

The terms of the Option Agreement with Energex are as follows:

Date

Payment Amount

Upon execution of this Agreement

$5,000 (U.S.)

First anniversary of Effective Date

$25,000 (U.S.)

Second anniversary of Effective Date

$35,000 (U.S.)

Each anniversary thereafter

$50,000 (U.S.)

The Ravin Property is subject to a 3% NSR royalty.  Upon full exercise of the Option, the Company will own 100% of the project.

The reports by Freeport and Houston Oil and Minerals are not NI 43-101 compliant (and predated NI 43-101).  There has been no NI 43-101 Geological Report completed on the claims or on the Ravin project.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Drilling commenced on July 10th at Ravin and has been hampered by lack of water in the area and loss of circulation during drilling due to drilling through silicified and broken quartz breccia, resulting in poor core recovery and drilling delays.  Significant visible molybdenum mineralization was noted in the first hole drilled at Ravin, however no conclusions can be drawn as to the nature or extent of such mineralization prior to the receipt of assays.

Two holes have been completed to date at Ravin.  Due to the additional costs and poor core recovery experienced during diamond drilling at Ravin, MAX plans to complete one more diamond drill hole at Ravin and will resume drilling with a reverse-circulation drill when available.

During the three months ended June 30, 2008 the Company spent $5,071 for consulting, $366 for field expenses and $641 for license fees and permits for the Ravin property.

C de Baca Uranium Project, New Mexico

The C de Baca project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both gravelled and cross county roads.

The C de Baca project was explored during the early 1980’s by Occidental Minerals, a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geo-chemically well-defined depositional trend favours uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During this exploration, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favourable system.  The best drill hole had 7.5 feet of 0.20% U3O8 at a depth of 291 feet.  Due to the geological formations in the area, Occidental Minerals felt that the property may be amenable to in-situ mining methods.  In situ recovery (“ISR”), also known as solution mining, involves leaving the ore where it is in the ground and using non-toxic liquids which are pumped through it to recover the minerals out of the ore by leaching.  As a consequence, there is little surface disturbance and no tailings or waste rock generated.  According to the World Nuclear Association, 21 percent of the world’s uranium production came about through ISR mining in 2004.

Historic reports completed by Occidental Minerals in 1981 and 1982 indicated that they had identified an exploration target of 1.67 million tons grading 0.18% U3O8 (approximately 6 million lbs.) and that there was upside potential to find more mineralization. These reports are included in the uranium database acquired by MAX in June 2006 and are being evaluated.  The Occidental Minerals reports contain data not previous reviewed, including uranium grade thickness maps and copies of the original drilling logs.  These reports were thought to have been lost and support the historic resource estimate made by Occidental Minerals.

These reports by Occidental Minerals were not NI 43-101 compliant (and predated NI 43-101).  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and the historic information should not be relied upon.  Any resource estimates relating to the Claims are historical in nature, have not been verified by the Company’s qualified person and should not be relied upon.

On May 21, 2007 MAX commenced a 14 hole rotary drill program at C de Baca project and, on June 5, 2007 MAX announced the results from the first drill hole, CDB-1.  These results confirmed a historic drill result achieved by Occidental Minerals (“Oxymin”) of 5.5 feet of 0.043% eU308 at 300 feet and a second mineralized zone of 4 feet of 0.024% eU3O8 at 317 feet down hole.

The results reported by MAX at CDB-1 were through gamma ray probe readings by Jet West Geophysical Services LLC of Farmington, New Mexico and include:

Hole #

Total Depth

Interval

Mineralization

CDB-1

378.0 feet

300-305.5

0.043% eU3O8

Containing

301.0-301.5

0.06% eU3O8

Containing

301.5-302.0

0.10% eU3O8

Containing

302.0-302.5

0.09% eU3O8

Containing

302.5-303.0

0.05% eU3O8

Second Zone

317.5-321.5

0.024% eU3O8

On June 19, 2007 MAX announced the results from a further six drill holes, CDB-2 to CDB-7, of which Hole CDB-6 returned 6.5 feet of 0.136% eU3O8 beginning at a depth of 155.5 feet (including 0.368% eU3O8 from 157.5-159.0 feet) and 5 feet of 0.167% eU3O8 from 170 -175 feet.  Results include the following:

Hole #

Total Depth

Interval

Mineralization

CDB-2

347 feet

270.0-282.0

0.0226 % eU308

CDB-3

347 feet

261.5-264.5

0.031 % eU308

293.0-297.0

0.014 % eU308

CDB-4

181 feet

160.5-164.0

0.036% eU308

Including

162.0-162.5

0.07% eU308

CDB-5

210 feet

180-182.0

0.019% eU308

184.5-190.0

0.074% eU308

Including

186.5-189.0

0.173% eU308

CDB-6

200 feet

155.5-162.0

0.136% eU308

170.0-175.0

0.167% eU308

Including

157.5-159.0

0.368% eU308

Including

173.0-173.5

0.76% eU308

CDB-7

235 feet

201.0-208.0

0.052% eU308

Including

205.0-207.0

0.094% eU308

On July 9, 2007 MAX announced the results from the final seven drill holes at C de Baca.  Highlights included drill hole CDB-10A, which contained 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

Results from these drill holes at C de Baca, CDB 8 to CDB-14, along with the first seven holes announced earlier, continue to confirm historic drill results reported by Occidental Minerals (“Oxymin”) in the early 1980’s.  Results are tabulated as follows:

Hole #

Total Depth

Interval

Mineralization

CDB-8

248 feet

184.5-194.5

0.0159% eU308

CDB-9

346 feet

306.5-310.0

0.034 % eU308

328.5-330.0

0.015% eU308

CDB-10

311 feet

Anomalous

CDB-10A

309 feet

295.5-297.5

0.065% eU308

CDB-11

319 feet

286.5-294.0

0.037% eU308

CDB-12

336 feet

202.0-203.5

0.012% eU308

CDB-13

229 feet

176.5-180.5

0.0162% eU308

a.a-202.0

0.015% eU308

CBD-14

238 feet

199.5-200.0

0.026% eU308

217.0-217.5

0.025% eU308

This initial 14 hole mud rotary drill program was designed to confirm historic drill results reported by Occidental Minerals (“Oxymin”) during exploration of the C de Baca Uranium property during the 1980’s.  While the results of these drill holes were within expectations, the results from drill hole CDB-10 were affected by the intersection of an unknown basaltic dike.  MAX drilled an offset hole, CDB-10a, to avoid intersecting the basaltic dike and to better test the main zone of uranium mineralization. This hole successfully encountered 2.0 feet of 0.065% eU308 at a depth of 295.5 feet.

In April 2008 MAX announced that it had staked an additional 83 mineral claims at C de Baca, increasing its holdings to 191 claims.  The new claims are located along the northern and southern boundaries of MAX’s  current holdings at C de Baca.  The new claims cover the projected trend of favorable stratigraphy and structure that may control uranium mineralization within the Baca Formation.  The acquisition of this additional land was recommended by Michael Bersch, PhD, PG, who recently completed a National Instrument 43-101 Technical Report on the C de Baca project. This report has been filed on SEDAR and is available on our website at www.maxresource.com.  Dr. Bersch’s report recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping and sampling.  Geologic mapping has already begun and MAX has received a drill permit for a US$300,000 drill program consisting of five close-spaced diamond drill holes designed to evaluate the nature of the uranium mineralization and alteration around the mineralization, investigate possible stratigraphic controls on mineralization, evaluate the chemical equilibrium factor, and determine the porosity and permeability of the Baca Formation in the mineralized section.

QA/QC, Quality Assurance / Quality Control:  Gamma, Spontaneous Potential (SP), and Resistivity values were logged by Jet West Geophysical Services LLC of Farmington, New Mexico.  The Gamma portion of the downhole logging tool was calibrated by uranium-industry standard values located in mines at Grants, New Mexico. In situ uranium grades, expressed as equivalent U3O8 (“eU3O8”) are calculated using the digital gamma ray values acquired by the downhole logging tool and uranium industry standard techniques for gamma log interpretation.  Downhole gamma log interpretation has historically been found to be an accurate representation of in situ grades for uranium mineralization in the Magdelana District.  Chemical assays of samples will be done and used to determine relative trace element concentrations as a guide to future drilling.

Qualified Person: The C de Baca Uranium Project is managed by Mr. Clancy J. Wendt, P. Geo., the VP Exploration for MAX and a Qualified Person as defined by National Instrument 43-101 guidelines.

During the three month period ended June 30, 2008 the Company spent $7,760 for geological consulting on the C de Baca project.

NUSTAR Uranium Project, Colorado Plateau, Arizona

On April 4, 2007 MAX entered into an Agreement with NUSTAR Exploration LLC, a private Arizona limited liability corporation, for the acquisition of a 100% interest in 427 mineral claims located in the Arizona Strip of the Colorado Plateau in northwest Arizona.

The NUSTAR uranium claim block is comprised of 427 mineral claims totalling 8,540 acres and is located in the highly prospective Arizona Strip in Mohave County, Arizona.  The targets are uranium-bearing solution-collapse “breccia pipes” that were explored during the early 1980’s.

The claims in the NUSTAR prospect area are located on the north-western trend of uranium deposits in this area of Arizona. This trend contains the high-grade past producing Hacks Canyon mines, the Arizona 1 mine (currently on standby) and the EZ-1 and EZ-2 breccia pipes recently purchased by Denison Mines Corp. (DML:TSX) from Pathfinder Mines.  The average grade of the uranium ore that has been mined in the Arizona Strip is high compared to the other deposits in the Colorado Plateau and ranges from 0.40% to 0.80% U3O8.   The size of the deposits has historically varied from 400,000 kg (880,000 lbs) to 2,000,000 kg (4,400,000 lbs) of recovered U3O8.  Uranium exploration on the Arizona Strip started in the 1950’s with the discovery of surface outcrops of uranium mineralization.  Exploration continued periodically, driven by the fluctuating price of uranium until the middle 1980’s when essentially all uranium exploration in the U.S. stopped.  Results from much of the work done on this area of the Colorado Plateau are reported in various publications by the USGS and State agencies in Arizona.  Uranium exploration involved companies such as Energy Fuels, Pathfinder Mines, Western Mines (a division of Phelps Dodge), Uranerz, and many others.   Recently, Quaterra Resources Inc, (AMEX: QMM; TSX-V: QTA) announced the discovery of the first new mineralized breccia pipe identified on the Arizona Strip of the Colorado in more than 18 years, intercepting 57 feet averaging 0.33 per cent U3O8 at a depth of 1,034 feet in a blind or "hidden" breccia pipe, inclusive of an intercept of 28 feet averaging 0.58 per cent U3O8.

The NUSTAR uranium occurrence is characterized as a breccia pipe caused by the movement of water through strata creating “rubble” zones and solution collapse breccias. The uranium is precipitated within these zones at a reduction/oxidation interface reflecting changes of the ground water chemistry and/or pressure gradients.  The mineralogy of the breccia pipes is, generally, pyrite, copper, molybdenum, lead, zinc and pitchblende.  The NUSTAR project area is located about 8-10 miles from the EZ pipes and about 20 miles from the Hacks Canyon Mines.

Under the terms of the Agreement with NUSTAR, MAX purchased a 100% interest in the NUSTAR Claims by making a cash payment to NUSTAR of US$128,100 and issuing 200,000 shares of MAX’s common stock, subject to a gross royalty of 4% (the “Royalty”) of sales revenue from commercial production of uranium from the NUSTAR Claims.   For each breccia pipe identified on the NUSTAR Claims that goes into commercial production, MAX shall have the right to purchase 3% of the 4% Royalty on that breccia pipe by payment to NUSTAR of $1,000,000.

To date, thirty-four circular or collapsed structures indicative of breccia pipes have been identified on the NUSTAR claims.  MAX intends to undertake a proprietary radon probe test of these 34 target areas in the spring of 2008 in order to identify and prioritize drill targets for later in the year.  Exploration at NUSTAR will be supervised by Mr. Clancy J. Wendt, P. Geo, VP Exploration for MAX, who has over 37 years experience in the mining industry and is a Licensed Geologist in the State of Arizona (#18283).

During the three month period ended June 30, 2008 the Company spent $305 for geological consulting on the NUSTAR claims.

Howell and Indata Gold Properties, British Columbia

In June 2008 MAX entered into separate Option Agreements with Eastfield Resources Ltd. (TSX.V:ETF) whereby it can earn up to a 60% interest in two exploration properties located in British Columbia, Canada.

The Indata Gold/Copper Property encompasses 3,060 hectares located 1 ½ hr by truck north of the Town of Fort St. James in North Central B.C.  There are two exploration targets on the property.  The first is structurally controlled precious metal veins and the second is Porphyry Copper.  Analogues for the precious metal veins include the Motherlode System in California in which the Pinchi fault system represents a crustal suture comparable to the Melones fault.  Serpentinized ultramafic intrusions and a comparable suite of pathfinder elements lend themselves to this comparison.  A review of 24 diamond drill intercepts in the precious metal target indicates that the average vein intercept is 1.54 metres wide with an average grade of 8.41 g/tonne gold and 52.43 g/tonne silver including one very high grade intercept of 46.26 g/t gold and 2.00 g/t silver over 4 metres.  Eastfield and its partners have expended approximately $2.1 million to date on the Indata property.

MAX can earn a 60% interest in the Indata property over a three year period by making cash payments totaling $120,000 ($10,000 on signing), issuing up to 300,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.15 million over a three year period. The agreement is subject to availability of drilling permits and a drilling contractor.

MAX plans to conduct a drill program at Indata during 2008 to test for mineralized extensions to or beneath the historical significant drill intercepts.   These include the following:

1)

Drill hole 88-11, drilled in 1988, which intersected 4 metres of altered and weakly chalcedonic veined ultramafic grading 46.2 g/t gold over 4 metres. A new vertical hole to a depth of 200 metres is proposed and will be collared immediately to the east of 88-11.  Further precious metal targets have been identified by geochemical soil surveys carried out by the previous operators, the most recent of which was conducted in 2007. The robust gold and multi-element soil anomaly developed in 2007 will require an induced polarization surveying to detail this target prior to trenching or drilling.

2)

Hole 98-04, drilled in 1998 in the porphyry copper target intersected 145 metres grading 0.20% copper with the bottom 24 metres grading 0.37% copper.  This could represent an early indication that copper mineralization may be increasing with depth. The drill area is spatially related to a coincident magnetic high and circular feature observed on satellite imagery.  Drilling has not effectively tested this feature to depth and on its northern extremity.  A strong and relatively cohesive soil copper anomaly exists for at least 1,500 metres to the south of the known porphyry copper mineralization. This remains largely untested and shows promise of a large untested anomaly.

The Howell Gold Project is comprised of 4,376 hectares in Southeast B.C. located one hour by gravel road south of the town of Sparwood, straddling the drainages of Twenty-Nine Mile Creek and Howell Creek.  Eastfield has the right to earn a 100% interest in the Howell property through an amended 1999 option agreement with Teck Cominco Metals Limited (“TCML”) and Goldcorp Inc. (“GI”) whereby outstanding commitments include a final exploration expenditure totalling $423,759 and cash payments of $100,000 to each of TCML and GI due by August 31, 2010.

MAX can earn a 60% interest in the Howell project over a three year period by making cash payments totalling $120,000 to Eastfield ($10,000 on signing), issuing 250,000 shares (50,000 shares in the first year) and by completing exploration expenditures of $1.25 million.  In addition, in order to maintain its option, MAX will also be responsible for its portion of the $200,000 payment due to GI and TCML by August 31, 2010 pursuant to Eastfield’s underlying agreement with them.  The agreement is subject to MAX delivering certain covenants to GI and TCML and availability of drill permits and a drilling contractor.

Drilling commenced at the Howell project on July 21, 2008.  Gold mineralization at Howell Creek occurs disseminated in limestone and with quartz stockworks in syenite intrusives and Proterozoic sediments.  Prior drilling has included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.  A diamond drill hole from 2006, collared to the west of the surface expression of the important Palaeozoic limestone, penetrated a near surface fault and intersected 43 metres grading 0.42 g/t gold to the bottom of the hole at 66 metres.  The last sample in this hole graded 0.44 g/t gold indicating a need to drill deeper and test the target along strike; the first hole of the current drill program deepened this hole to approximately 200 metres.

An important additional target which was tested in the current program is Carbonate Replacement Deposit (“CRD”) style mineralization identified by prior drilling but not actively explored for at Howell during past exploration efforts.

MAX has now been completed drilling at Howell, with over 1,400 meters drilled.  One of the highlights of the current program has been the intersection of 90 metres of diatreme breccia hosted in silicified limestone.  The presence of solution cavities in limestone/dolomite has caused a few holes to be terminated earlier than planned although most holes are thought to be visually encouraging having intersected Paleozoic limestone/dolomite intruded by syenite. Holes shortened were replaced by new holes added to the program.

Mr. Clancy J. Wendt, P.Geo, has acted as the qualified person as defined in National Instrument 43-101 for the purpose of the release of the technical information contained herein.

Gateway retained as Corporate Finance Advisor

In June 2008 MAX engaged Gateway Securities Inc. (“Gateway”) as corporate finance advisor, on a non-exclusive basis.  Gateway has been retained for a twelve month period at $5,000 per month plus reimbursement of approved expenses.   MAX has also agreed to issue 250,000 non-transferrable warrants to Gateway, with each warrant exercisable to purchase one common share of the Company at an exercise price of $0.40 for a two year period, subject to monthly vesting over a one year period.

Gateway Securities Inc. is a Vancouver, B. C. based investment dealer that provides a broad range of investment related services to both its individual and corporate clients.  Their primary focus is providing investment advisory, trade execution, research, capital raising and corporate advisory services as they relate to the venture markets.  Gateway Securities is a member of the Investment Industry Regulatory Organization of Canada, the Canadian Investor Protection Fund, the Investment Industry Association of Canada, a participating organization of the Toronto Stock Exchange, a Member of TSX Venture Exchange and a Government Securities Distributor for the Bank of Canada.

Results of Operations – Three months ended June 30, 2008

During the three month period ended June 30, 2008, the Company incurred operating expenses of $259,753 as compared to operating expenses of $124,188 for the three month period ended June 30, 2007.  The significant changes during the current fiscal period compared to the same period a year prior are as follows:

Stock-based compensation expenses totaling $49,804, a non-cash expense, was incurred during the three month period ended June 30, 2008, an increase from the $23,645 incurred during the same period a year prior.  This increase was due to incentive stock options granted to consultants during the current fiscal period and for prior fiscal periods that vested during the current period.

Management fees increased to $30,000 during the period ended June 30, 2008 from the $15,000 incurred during the same period a year prior due to an increase in the monthly fee paid to the President of the Company, effective July 1, 2007.

Professional fees increased to $23,417 during the period ended June 30, 2008 from the $13,304 incurred during the same period a year prior due to an increase in consulting fees paid for additional accounting staff.

Transfer agent, filing fees and shareholder relations expenses increased to $123,098 during the period ended June 30, 2008 from the $60,201 incurred during the same period a year prior.  This was primarily due to increased expenditures on investor relations consulting services and advertising during the current period.

During the current fiscal period, the Company incurred travel costs of $14,360 for attendance at trade shows, broker presentations and project review.  This represents an increase from the $3,278 incurred for travel expenses during the same period a year prior.

Interest income increased to $83,491 during the three month period ended June 30, 2008 from the $41,348 earned during the same period a year prior due to the Company maintaining higher average daily cash balances during the current fiscal period.

As a result of the foregoing, the loss for the period ended June 30, 2008 was $176,262 as compared to a loss for the period ended June 30, 2007 of $82,840.

Summary of Quarterly Results

	Q2-08	Q1-08	Q4-07	Q3-07	Q2-07	Q1-07	Q4-06	Q3-06
Revenue ($)	83,491	342,761	86,237	87,967	41,348	6,738	5,688	6,372
Net income (loss) ($)	(176,262)	103,881	(341,525)	(568,340)	(82,840)	(100,849)	(75,522)	(340,461)
Net income (loss) Per Share($)	(0.01)	0.01	(0.016)	(0.027)	(0.005)	(0.009)	(0.007)	(0.030)

The net loss for the third quarter of fiscal 2006 increased to $340,461 from the loss of $126,962 incurred during the second quarter primarily due to a write-down of mineral properties of $218,125 due to the abandonment of the Thomas mountain project.

As there were no property write-downs or options granted during the fourth quarter of fiscal 2006, the net loss was reduced to $75,522.

The net loss for the first quarter of fiscal 2007 increased to $100,849 from the $75,522 incurred during the fourth quarter of fiscal 2006 due to increased expenditures for filing fees, advertising, trade shows and travel.

During the second quarter of fiscal 2007 the net loss was reduced to $82,840 primarily due to an increase in interest income to $41,348 as a result of the higher cash balances (inclusive of short-term investments) then maintained by the Company following the private placements completed in May, 2007.

The loss for the third quarter of fiscal 2007 increased to $568,340 due primarily to an increase in stock-based compensation expense, a non-cash item, to $474,629 for options granted to consultants, directors and investor relations consultants, as compared to a charge of $23,645 incurred for stock-based compensation expense during the second fiscal quarter.

The loss for the fourth quarter of fiscal 2007 was reduced to $341,525 due to a reduction in stock-based compensation expense, a non-cash item, to $72,114 for options vested during the period, with no new options being granted.  This compares to a charge of $474,629 during the third quarter of fiscal 2007 for options granted to consultants, directors and investor relations consultants during that period.

The net income for the first quarter of 2008 of $103,881 was due to the recovery of future income taxes on the renunciation of flow through shares in the amount of $263,748.  The Company also recorded interest income of $79,013 for the quarter.  The income was offset by stock-based compensation in the amount of $53,508 and transfer agent, filing fees and shareholder relation expenses of $114,487.

As there was no recovery of future income taxes during the second quarter of 2008, the Company incurred a loss of $176,262.  This loss was due to ongoing operating expenses including management fees of $30,000, stock-based compensation of $49,804 and transfer agent, filing fees and shareholder relations expenses of $123,098, offset by interest income earned on investments of $83,491.

Liquidity and Solvency

At June 30, 2008, the Company had working capital of $7,108,653 and cash and cash equivalents on hand of $7,004,529.  This compares to working capital of $7,851,871 at December 31, 2007, inclusive of cash and cash equivalents of $7,661,128.

The decrease in cash of $305,404 during the three month period ended June 30, 2008 was primarily due to cash spent on mineral properties of $364,737, offset by cash provided by operating activities of $59,333.  During the three month period ended June 30, 2007, cash increased by $8,020,879 due to the completion of a private placement of $8,444,781, offset by funds used in operations of $90,901 and expenditures on mineral properties of $333,001.

As of the date of this report, MAX has in excess of $6.1 Million in cash and cash equivalents, which will provide sufficient working capital to fund exploration on its properties in Alaska, New Mexico, Arizona and British Columbia though the balance of fiscal 2008 as well as its general and administrative expenses through the same period.   MAX has no exposure to any asset-backed commercial paper (“ABCP”) investments.

Cash flow to date has not satisfied the Company’s operational requirements.  The development of the Company may in the future depend on the Company’s ability to obtain additional financings.  In the past, the Company has relied on the sale of equity securities to meet its cash requirements.  Future developments will depend on the Company’s ability to obtain financing through joint venturing of its projects, debt financing, equity financing or other means.  There can be no assurance that the Company will be successful in obtaining any such financing.

Changes in Accounting Policies

Adoption of New Accounting Standards and Accounting Pronouncements

Effective January 1, 2008, the Company adopted the following new accounting standards that were issued by the Canadian Institute of Chartered Accountants. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements:

(i)

Financial Instrument Disclosures and Presentation

CICA Handbook Sections 3862 “Financial Instruments – Disclosures” and Section 3863“Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new standards carry forward the presentation requirements for financial instruments and enhance the disclosure requirements by placing increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(ii)

 Capital Disclosures

CICA Handbook Section 1535 requires the company to disclose (a) its objectives, policies and processes for managing capital; (b) quantitative data about what the entity regards as capital; (c) whether the entity has complied with any capital requirements; and (d) if it has not complied, the consequences of such noncompliance.

(iv)

 Going Concern

CICA Handbook Section 1400 - General Standards of Financial Statements.  The new standard requires management to make an assessment of the Company’s ability to continue as a going concern, and to disclose any material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern.

New Accounting Pronouncements Effective in Future Periods

CICA Handbook Section 3064 - Goodwill and other intangibles assets.  This new section replaces Section 3062, Goodwill and other intangible assets and Section 3450, Research and development costs. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Management does not expect the adoption of this new standard to have a material impact on the financial statements of the Company or its business.  The Company will adopt the new standards for its fiscal year beginning January 1, 2009.

In 2006, the Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP.  The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The transitional date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010.

Related Party Transactions

During the three month period ended June 30, 2008, the Company paid management fees of $30,000 to a private company controlled by Stuart Rogers, the President of the Company.  This was an increase from the $15,000 paid to this same company during the three month period ended June 30, 2007.

Financial Instruments

The Company’s financial instruments consist of cash, cash equivalents, receivables, accounts payable and accrued liabilities, notes payable and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Shareholder Relations

The Company incurred expenditures of $116,853 on shareholder relations during the three months ended June 30, 2008.  This figure was comprised of $2,601 for dissemination of news releases, $76,023 for consulting services, $4,512 for trade shows, $26,087 for advertising and $7,630 for internet marketing and web site maintenance in both North America and Europe.

On April 1, 2008, the Company retained MI3 Communication Financiere Inc. (“MI3”) of Montreal, Quebec to provide investor relations services to the Company in Eastern Canada.   MI3 has been retained for a minimum three month period at $6,000 per month, plus reimbursement of approved expenses.   MAX has also granted 200,000 incentive stock options to MI3, exercisable at a price of $0.41 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting and pricing.

Contingencies

The Company is not aware of any contingencies or pending legal proceedings as of August 25, 2008.

Equity Securities Issued and Outstanding

The Company had 21,599,230 common shares issued and outstanding as of August 25, 2008.  Included in this total are 100,000 shares held in escrow.  In addition, there were 1,975,000 incentive stock options and 5,223,095 share purchase warrants outstanding.

Disclaimer

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company.  It should be read in conjunction with all other disclosure documents provided by the Company.  No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented herein.

Certain statements contained in this document constitute “forward-looking statements”.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressly stated or implied by such forward-looking statements.  Such factors include, among others, the following: mineral exploration and development costs and results, fluctuation in the prices of commodities for which the Company is exploring, foreign operations and foreign government regulations, competition, uninsured risks, recoverability of resources discovered, capitalization requirements, commercial viability, environmental risks and obligations, and the requirement for obtaining permits and licenses for the Company’s operations in the jurisdictions in which it operates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   September 2, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director